UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: May 9, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

KODIAK OIL & GAS CORP.

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Kodiak Oil & Gas Corp. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the Annual General Meeting of the shareholders of the Company to be held on Wednesday, June 21, 2006 (the “Meeting”), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to CIBC Mellon Trust Company at 1600 – 1066 West Hastings Street, Vancouver, BC, V6E 3X1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy. The persons named in the proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a) signing a proxy with a later date and delivering it at the time and place noted above;

(b) signing and dating a written notice of revocation and delivering it to the head office of the Company, Suite 330 – 1625 Broadway, Denver, Colorado, 80202, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c) attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

THE PROXY OR VOTING INSTRUCTION FORM GIVES THE PERSON NAMED IN IT THE DISCRETION TO VOTE AS THEY SEE FIT ON ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING, OR ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AT THE TIME OF PRINTING THIS CIRCULAR, THE MANAGEMENT OF THE COMPANY KNOWS OF NO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING.

PERSONS MAKING THIS SOLICITATION

This solicitation is made on behalf of management of Kodiak Oil & Gas Corp. and the cost of it will be borne by the Company. No director has given management notice that he intends to oppose any action intended to be taken by management at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer, past or present or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the meeting, except that such persons may be indirectly involved in the normal business of the Meeting or the general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

There are 74,286,426 shares of the Company outstanding, all of one class known as common. All are entitled to vote at the Meeting and each share has one non-cumulative vote.

The Record Date for the Meeting is Friday, May 12, 2006.

To the best of the knowledge of the Company no shareholder beneficially holds directly or indirectly, shares carrying more than l0% of the voting rights attached to the issued shares of the Company except for:

Wellington Management Company LLP – 11,337,000 or 14.53%

Strategic Capital Partners Inc. – 9,319,150 or 11.95%

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at five. Shareholders will be asked at the Meeting to pass an ordinary resolution to continue to fix the number of directors at five.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held

Lynn Alan Peterson	Officer and Director of Kodiak Oil and	November 2001	4,415,321
President, Chief Executive	Gas Corp.
Officer, Treasurer and Director
USA

James Ernest Catlin	Officer and Director of Kodiak Oil and	February 2001	3,089,750
Vice-President, Secretary and	Gas Corp.
Director
USA

Rodney Dean Knutson	Attorney at law, private practice,	March 2001	402,750
Director	previously with Jones & Keller PC, of
USA	Denver, CO

Hugh James Graham	President and CEO of	December 1998	535,676
Director	CyberBroadcastOne, Inc.
Canada

Herrick K. Lidstone, Jr	Attorney at law, Burns, Figa & Will	March 2006	50,000
Director	PC, Denver, CO
USA

EXECUTIVE COMPENSATION

Interpretation

BC Form 51-904F (formerly Form 41) of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Lynn A. Peterson, President and Chief Executive Officer, Chief Financial Officer, and James E. Catlin, Chairman of the Board and Secretary.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of CAD$100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position and Country of Residence	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen- sation($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation($)

Lynn A. Peterson	2005	150,000	50,000	Nil	250,000	nil	nil	nil
President, CEO,	2004	93,000	15,000	Nil	425,000	nil	nil	nil
CFO	2003	nil(1)	nil	nil(2)	468,000	nil	nil	nil
USA

James E. Catlin	2005	150,000	50,000	nil	250,000	nil	nil	nil
Chairman of the	2004	93,000	15,000	nil	425,000	nil	nil	nil
Board, Secretary,	2003	nil (1)	nil	nil(2)	468,000	nil	nil	nil
USA

(1)	Management fees in the amount of US$6,412 per month in 2003 were paid to CP Resources LLC, a private company in Denver, Colorado wholly-owned by Mr. Catlin and Mr. Peterson.
(2)	Office expenses of US$1,500 per month in 2003 were paid to CP Resources LLC for rent, telephone and office expense.

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Options and Stock Appreciation Rights (SARs)

The Company established and has maintained a formal plan, under which stock options are granted, that was approved by the shareholders at the 2005 shareholders meeting. Stock options are determined by the Company’s directors and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange (“TSX-V”) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company proposes to have the shareholders ratify the option plan at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended December 31, 2005:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/security)	Expiration Date

James E. Catlin	250,000	28%	CAD$1.20	CAD$1.20	Oct. 16, 2010

Lynn A. Peterson	250,000	28%	CAD$1.20	CAD$1.20	Oct. 16, 2010
Peterson

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Dec. 31, 2005	Value of Unexercised in- the-Money Options/SARs at Dec. 31, 2005 (2)

Lynn A. Peterson	—	—	250,000 @ CAD$1.20	CAD$2,161,625
468,500 @ CAD$0.15
425,000 @ CAD$0.50

James E. Catlin	—	—	250,000 @ CAD$1.20	CAD$2,161,625
468,500 @ CAD$0.15
425,000 @ CAD$0.50

Note:

(1)	“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)	This represents the closing price of the Company’s shares on the Exchange (being CAD$2.40) on the last day the shares traded on or before Dec. 30, 2005 less the per option exercise price.

Option and SAR Repricings

None of the options or SARs held by any Named Executive Officer has been repriced downward during the most recently completed financial year of the Company.

Directors

There was no compensation paid to directors in their capacity as such during the Company’s most recently completed financial year. The Company has granted the following incentive stock options to directors of the Company other than the Named Executive Officers during the Company’s most recently completed financial year:

Number Granted	Exercise Price per Share	Date of Grant

150,000	CAD$1.20	Oct. 17, 2005

Compensation and Nominating Committee and Report on Executive Compensation

The Company’s Compensation and Nominating Committee is comprised of Rodney D. Knutson, Hugh J. Graham and Herrick K. Lidstone, Jr., the three independent members of the Board. Mr. Knutson is the Chairman of the Compensation and Nominating Committee.

The compensation of executive officers is composed primarily of three elements: namely a base salary, bonuses and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, or proposed nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries, which are to any substantial degree performed by a person, or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

On February 3, 2006, Amisano Hanson, Chartered Accountants, resigned as the auditor of the Company at the request of management of the Company. Further, on February 3, 2006, the Company appointed Hein & Associates LLP as the successor auditor.

The resignation of the former auditor and the appointment of the successor auditor were approved by the audit committee of the Company and the directors of the Company. Refer to the enclosed notice of change of auditor and letters from each of the former auditor and the successor auditor.

There were no reservations in the former auditor’s reports for the two most recently-completed fiscal years or for any period subsequent to the most recently-completed period for which an audit report was issued and preceding the date of the former auditor’s resignation. There are no reportable events between the Company and the former auditor.

The Company will move to re-appoint Hein & Associates LLP, Denver, Colorado, USA as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer. A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees, for further clarification of the meaning of “independence” and “material relationship”.

The Board is currently composed of five directors, three of whom (Knutson, Graham and Lidstone) are independent. The remaining directors (Peterson and Catlin) are not considered to be independent since they serve as executive officers of the Company.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer

None	None

Orientation and Continuing Education

The Board is responsible for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Board has adopted a Code of Business Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of three directors (Knutson, Graham and Lidstone), all of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Other Board Committees

The Board has formed two committees, being the Audit Committee and the Compensation and Nominating Committee. At this time, the Board has not formed a separate Corporate Governance Committee, therefore the Board is responsible for establishing and monitoring the governance practices and procedures of the Board and of the committees of the Board.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the “Committee ”) is set out below, as required by Form 52-110F2. The Charter of the Audit Committee is attached as Schedule “A ”.

Composition of the Audit Committee

The following are the members of the Committee:

Herrick Lidstone, Jr. - Chairman	independent (1)	financially literate (1)

Rodney Knutson - Member	independent (1)	financially literate (1)

H. James Graham - Member	independent (1)	financially literate (1)

(1) As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (de minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted any specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors“.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

December 31, 2005	US $45,000	nil	nil	nil

December 31, 2004	US $19,000	nil	nil	nil

December 31, 2003	US $10,000	nil	nil	nil

Exemption

The Company is relying on the exemption from full compliance with MI 52-110 granted for Venture Issuers under Part 6 of Multilateral Instrument 52-110

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

a)	Shareholders Report

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

b)	Incentive Share Option Plan

The Company is desirous of implementing an Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Plan are as follows:

1. Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2. The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3. While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. At such time as the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”), if ever, the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4. Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5. Options may be subject to vesting restrictions, to be determined by the Board at the time of grant.

6. All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated May 12, 2006, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options granted by the Company prior to adoption of the Plan shall not be subject to the Plan.

c)	Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Denver, Colorado, this 12th day of May 2006.

ON BEHALF OF THE BOARD

“Lynn A. Peterson”
______________________________
Lynn A. Peterson
President and Chief Executive Officer

SCHEDULE A

Kodiak Oil & Gas Corp.

Audit Committee Charter

I.     PURPOSE

The purpose of the Audit Committee shall be to assist the Board of Directors of the Company in fulfilling its oversight responsibilities with respect to (1) the integrity of the financial statements of the Company, (2) the independent auditor’s qualifications and independence, (3) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, (4) the compliance by the Company with legal and regulatory requirements, and (5) periodically review and assess the Company’s Code of Business Conduct and Ethics and make recommendations for changes thereto the Board of Directors.

II.     COMMITTEE MEMBERSHIP

1.	The Audit Committee shall consist of no fewer than three directors as determined by the Board.

2.	All of the members of the Audit Committee shall meet the applicable independence and experience requirements of the law, including Sarbanes-Oxley, rules promulgated by the Securities and Exchange Commission (the “SEC”), and rules promulgated by the American Stock Exchange or such other United States stock exchange on which the common shares of the Company may be listed for trading (the “Exchange”).

3.	The members and Chairperson of the Audit Committee shall be appointed and may be removed by the Board.

4.	Each member of the Audit Committee shall in the judgment of the Board have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

5.	One of the members of the Audit Committee shall be an “audit committee financial expert” pursuant to the requirements of the SEC and the Exchange.

6.	No director who serves on the audit committee of more than three public corporations other than the Company shall be eligible to serve as a member of the Audit Committee.

III.    EXTERNAL ADVISORS

The Audit Committee shall have authority to engage independent counsel and other advisers as it deems necessary to carry out its duties. The Audit Committee shall also have authority to obtain advice and assistance from any officer or employee of the Company.

IV.    FUNDING

The Company shall provide appropriate funding, as determined by the Audit Committee, for payment of (i) compensation to the Company’s independent public accountants as well as any other accounting firm engaged to perform audit, review or attest services for the Company, (ii) any independent counsel or other adviser retained by the Audit Committee and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties. The Audit Committee shall promptly report to the Board of Directors its engagement of any advisor, including the scope and terms of such engagement.

V.     RESPONSIBILITIES

The Audit Committee shall:

1.	Meet as often as it determines, but not less frequently than as required by the SEC, the Exchange or other applicable rule or regulation.

2.	Be directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent public accountants and the independent public accountants shall report directly to the Audit Committee. The Audit Committee is expected to maintain free and open communication with the independent public accountants and management. This communication will include periodic private executive sessions with each of these parties.

3.	Ensure receipt of an annual formal written statement from the Company’s independent public accountants delineating all relationships between the independent public accountants and the Company and discuss with the independent public accountants any such relationships that may impact the objectivity and independence of the independent public accountants; and take appropriate action to oversee the independence of the independent public accountants.

4.	Assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the Annual Audit every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the Exchange.

5.	Be responsible for the preapproval of all audit services and permissible non-audit services to be provided to the Company by the independent public accountants, subject to any exceptions provided in the Securities Exchange Act of 1934, as amended, and the rules of the SEC promulgated thereunder. The Audit Committee may, in its discretion, delegate this authority to the Chairman of the Audit Committee provided the Chairman reports any delegated pre-approvals to the Audit Committee at the next meeting thereof.

6.	Review external and internal audit reports of the Company.

7.	Consult with the independent public accountants, senior management, the internal auditing staff of the Company and such other advisers as the Audit Committee may deem necessary regarding their evaluation of the adequacy of the Company’s “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the SEC), and make specific recommendations to the Board of Directors in connection therewith.

8.	Review recommendations made by the independent public accountants and the internal auditing staff of the Company, report to the Board of Directors with respect thereto and with respect to external and internal audit reports of the Company, and take any necessary actions in connection therewith.

9.	Obtain and review annually, prior to the filing of the Company’s Annual Report on Form 20-F (or such other Form as may be available to the Company), a report from the independent public accountants describing (a) all critical accounting policies and practices used or to be used in the annual audit of the Company’s year-end financial statements (the “Annual Audit”), (b) all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent public accountants, and (c) other material written communications between the independent public accountants and management, such as any management letter or schedule of unadjusted differences, and discuss with the independent public accountants any material issues raised in such report.

10.	Review and discuss with the independent public accountants and management the Company’s annual audited financial statements (including the MD&A) and recommend to the Board of Directors the inclusion of the Company’s audited financial statements in its Annual Report.

11.	Review and discuss with the independent public accountants and management the Company’s quarterly unaudited financial statements prior to the publication of the Company’s earnings release and prior to the inclusion of such financial statements (including the MD&A) in the Company’s periodic filings.

12.	Prior to the filing of each periodic filing, be available to discuss with the independent public accountants the matters required to be discussed by Statement on Auditing Standards No. 61 and other matters that should be communicated to the Audit Committee under the professional standards of the American Institute of Certified Public Accountants.

13.	Be responsible for the review, approval and oversight of all related-party transactions, as such term is defined by the rules of the Exchange.

14.	Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and review periodically with management these procedures and, if appropriate, any significant complaints received, to the extent required by the Act, the rules of the SEC or the Exchange.

15.	Prepare a report to shareholders as required by the SEC and the Exchange.

16.	Review legal and regulatory matters that may have a material impact on the financial statements.

17.	Review periodically the Company’s Code of Ethics and the Company’s program to monitor compliance therewith.

18.	Set clear hiring policies for employees or former employees of the independent public accountants.

19.	Review and reassess the adequacy of this Charter on an annual basis in accordance with applicable SEC and the Exchange audit committee requirements.

20.	Review and evaluate at least annually its own performance and effectiveness.

21.	Perform such other duties as the Board of Directors shall from time to time assign to the Audit Committee.

VI.    INVESTIGATIONS AND STUDIES

The Audit Committee may conduct or authorize investigations into or studies of matters within the Audit Committee’s scope of responsibilities as described above, and shall have the authority to retain, at the expense of the Company, independent counsel or other consultants necessary to assist in any such investigation or study.

VII.   LIMITATIONS

While the Audit Committee has the functions set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits to determine the adequacy of the Company’s financial accounting controls or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles. The Company’s management is principally responsible for Company accounting policies, the adequacy of the Company’s financial accounting controls, the preparation of the financial statements and ensuring that the financial statements are prepared in accordance with generally accepted accounting principles. The Company’s independent public accountants are responsible for auditing the Company’s financial statements.

**PROXY**

**KODIAK OIL & GAS CORP.**

**(SOLICITED BY MANAGEMENT OF COMPANY)**

I, __________________, of __________________, being a member of Kodiak Oil & Gas Corp. hereby appoint Lynn A. Peterson or failing him James E. Catlin or failing him __________________, as my Proxy, to attend and vote for me and on my behalf at the Annual General Meeting of the shareholders of the Company, to be held on Wednesday, June 21, 2006, at 10:00 a.m. local time, and any adjournments thereof.

SIGNED this ______ day of ____________________, 2006.

NOTE: If Corporation, impress with the Corporate Seal

____________________________

(Signature)

**PROXY INSTRUCTIONS**

I hereby direct my Proxy to vote with respect to the matters referred to in the Notice of Meeting as follows:

| | | FOR | WITHHOLD |
|---|---|---|---|
| 1. | Election as Directors of Nominees named in Information Circular: | | |
| | Lynn A. Peterson | ☐ | ☐ |
| | James E. Catlin | ☐ | ☐ |
| | Rodney D. Knutson | ☐ | ☐ |
| | Hugh James Graham | ☐ | ☐ |
| | Herrick K. Lidstone, Jr. | ☐ | ☐ |
| 2. | Approval of motion to appoint Hein Associates LLP as Auditors of the Company | ☐ | ☐ |

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| | | FOR | AGAINST |
|---|---|---|---|
| 3. | Approval of an Incentive Share Option Plan | ☐ | ☐ |
| 4. | Transacting such other business as may properly come before the Meeting or any adjournment thereof | ☐ | ☐ |

A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS RECEIVED BY CIBC MELLON TRUST COMPANY, 1600 – 1066 WEST HASTINGS STREET, VANCOUVER, BC, V6E 3X1, NOT LESS THAN 48 HOURS (EXCLUSIVE OF SATURDAYS AND HOLIDAYS) BEFORE THE MEETING WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

IN LIEU OF SPECIFIC INSTRUCTIONS GIVEN ABOVE, I HEREBY CONFER DISCRETIONARY AUTHORITY ON MY PROXY TO VOTE MY SHARES IN HIS DISCRETION, ON THE ABOVE MATTERS.

I can also confer a discretionary authority on my Proxy to vote my shares in his discretion on any other matters which come before the Meeting or any adjournment (strike out this sentence if discretionary authority withheld).

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